[redacted]

15048988

SEC MAIL PROCESSING SECTION

RECEIVED

MAR 0 2 2015

WASH, D.C.

201

SECURITIES / ... Washington, D.C. 20549

AB 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael DePol **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/15

OATH OR AFFIRMATION

I, **Michael DePol**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Nationwide Planning Associates, Inc.**, as of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFERDITA ISUFI
COMM. # 2447698, Bergen County
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 7, 2019

Signature

CEO

Title

12/02/14

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2014

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders of
Nationwide Planning Associates, Inc.

We have audited the accompanying financial statements of Nationwide Planning Associates, Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nationwide Planning Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Planning Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Nationwide Planning Associates, Inc. financial statements. The information is the responsibility of Nationwide Planning Associates, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2014

Assets

		2014
Cash and Cash equivalents		$ 195,496
Deposits and clearing broker		100,000
Due from clearing broker		157,083
Accounts receivable		182,184
Advances to brokers		15,779
Office furniture and equipment, net of accumulated depreciation of	$ (533,485)	358,440
Other assets		96,166
Stockholder loan		30,000
Total Assets		$ 1,135,148

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 20,376
Commissions payable	207,482
Total Liabilities	$ 227,858
Stockholders' Equity	
Common Stock, no part value, 1000 shares authorized, 855 shares issued and outstanding	$ -
Additional paid in capital	221,700
Retained earnings	685,590
Total Stockholders' Equity	$ 907,290
Total Liabilities and Stockholders' Equity	$ 1,135,148

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2014

	2014
REVENUES	
Commissions	$ 9,606,088
Other	685,597
Interest Income	2,910
Total Revenues	$ 10,294,595
General and Administrative Expenses	
Employee compensation and benefits	$ 1,306,979
Clearing services	248,565
Commissions	7,776,880
Communications	176,213
Occupancy	392,003
Other operating expenses	415,587
Total Expenses	$ 10,316,227
Net Income (Loss)	$ (21,632)

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from Operating Activities:		2014
Net Income (Loss)	$	(21,632)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		101,434
Decrease in accounts receivable		18,667
Increase in accounts payable and accrued expenses		32,517
Increase in due from clearing broker		(45,693)
Net Cash Used By Operating Activities	$	85,293
Cash flows from Investing Activities:		
Purchase of office furniture and equipment	$	(36,189)
Security Deposit		32,056
Net Cash Used By Investing Activities		(4,133)
Cash flows from Financing Activities:		
Stockholders Distributions	$	(35,000)
Decrease in due from stockholder		11,374
Net Cash Used By Financing Activities	$	(23,626)
Net Increase in Cash and Cash Equivalents		57,534
Cash and Cash Equivalents Balance		
Beginning of Year	$	137,962
End of Year	$	195,496

Supplemental Disclosure of Cash Flow Information

Interest Paid	$	2,392

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 221,700	$ 742,221	$ 963,921
Net Income (Loss)		$ (21,632)	$ (21,632)
S Corp Distributions		$ (35,000)	$ (35,000)
Balance, December 31, 2014	$ 221,700	$ 685,589	$ 907,289

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2014

NOTE A - Summary of Significant Accounting Policies

Organization and Description of Business : Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, limited partnership interests and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore the imcome or losses of the Company flow through to its stockholders and ni income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US federal jurisdiction and various state jurisdictions, is no longer subject to US federal income tax examination by tax authorities for the years before 2011.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2014

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates : Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reproted amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade date basis is not material.

Date of Manager's Review: Subsequent events were evaluated through February 23, 2015, which is the dated the financial statements were availabe to be issued.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon.

The carrying amount of acccounts receivable is reduced by a valuation allowance that reflects management's best estiate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthisness, estimates the portion, if any, of the balance that will not be collected. Generally, accounts receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements at December 31, 2014.

NOTE B - Net Capital

The Company, as a registered broker dealer is subject to the Securities and Excnage Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $377,261, which was $327,261 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was .60 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2014

NOTE D - Recievable from Broker-Dealers and Clearing Organization

Amounts receivable from broker-dealers and clearing organization at December 31, 2014 consist of the following:

Receivable from clearing organziation	$157,083
Commissions receivable from broker-dealers	153,018
Commissions receivable from broker-dealers	100,000
	$410,101

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities.

NOTE E - Leases

The Company leases office premises, automibles and office equipment under operating leases. The Company's commitment under operating leases is approximately the following:

2015	$400,000
2016	407,000
2017	404,000
2018	407,000
Total	$ 1,618,000

Rent Expense arising from operating leases was approximately $ 390,000 for 2014.

NOTE F - Retirement Plan

The Company has a savings incentive match plan for employeees of small employers (SIMPLE) under section 408(p) of the Internal Revenue Code covering all eligible employees. There were no employer contributions to the plan for the year ended December 31,2014.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2014

NOTE G - Related Party Transactions

The Company has an expense sharing agreement with related parties effective April 2014. During 2014, the company received approximately $46,000 from the related party as reimbursement for premises and personnel costs paid by the Company.

The stockholder loan receivable is a non-interest bearing demand note with a balance of $30,000 at December 31, 2014

NOTE H - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2014.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Comission Act of 1934
As of December 31, 2014

NET CAPITAL:		2014
Total stockholders equity	$	907,290
Less nonallowable assets:		
Property and equipment		358,440
Other assets		96,166
Due from broker		15,779
Due from stockholder		30,000
Non-allowable acccounts receivable		29,166
Other deductions		478
		(530,029)
Net capital before haircuts	$	377,261
Less haircuts	$	-
Net Capital	$	377,261
Minimum net capital required	$	50,000
Excess net capital	$	327,261
Aggregiate indebeetness	$	227,858
Net capital based on aggregate indebetness	$	15,191
Ratio of aggregate indebetness to net capital		.60 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2014.

There is no significant difference between net capital as reproted in Part IIA of Form X-17a-5 and net capital as computed above.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Excahnge Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Posession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Excahnge Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

115W. Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2) (ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exception provisions throughout the most recent year ended December 31, 2014 without exception.

Michael J De Pol

Michael De Pol
January 5, 2015

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

NATIONWIDE PLANNING ASSOCIATES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Nationwide Planning Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Nationwide Planning Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Nationwide Planning Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nationwide Planning Associates, Inc.'s management is responsible for Nationwide Planning Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC